Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

March 26, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on March 26, 2008.

Item 4.	Summary of Material Changes

On March 26, 2008, NovaGold announced it had successfully closed its public offering of US$95.0 million aggregate principal amount of its senior convertible notes due May 1, 2015 (“Notes”) for net proceeds, before deducting estimated offering expenses, of US$92.15 million.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

NovaGold successfully closed its public offering of US$95.0 million aggregate principal amount of its Notes due May 1, 2015 for net proceeds, before deducting estimated offering expenses, of US$92.15 million. NovaGold has granted the underwriter an option to purchase up to an additional US$14.0 million aggregate principal amount of its Notes at the offering price during the period ending 30 days from the closing to cover over-allotments, if any.

J.P. Morgan Securities Inc. acted as underwriter for the offering.

The net proceeds from the offering will be used to repay the approximately C$16.0 million drawn down under the Company’s C$30 million credit facility, to fund general exploration and development on the Company’s projects and for general corporate purposes.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

March 28, 2008